The Engraving Masters, Inc.
3717 W. Woodside
Spokane, WA 99208

September 22, 2009

To:	United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Engraving Masters, Inc. (the “Registrant”)
Form 8-K
Filed August 3, 2009
File No.: 000-52942

Dear Sir or Madam:

On August 3, 2009, the Registrant filed a current report on Form 8-K regarding a change of its certifying accountants.  Subsequently, the Commission notified the Registrant that the PCAOB had revoked the registration of Moore & Associates, Chartered, the Registrant’s prior certifying accounting firm.

The Registrant hereby acknowledges that, if necessary, its present certifying accountants, De Joya Griffith & Company, LLC, are prepared to re-audit any period, as may be required.

Best Regards,

/s/ David Uddman
David Uddman
President
The Engraving Masters, Inc.